DNA Brands, Inc. 275 E. Commercial Blvd. #208 Lauderdale-by-the-Sea, FL 33308

Scott Anderegg,

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	DNA Brands, Inc.
Post Qualification Amendment No. 1 on Form 1-A
Filed September 27, 2021
File No. 024-11471

October 26, 2021

Dear Mr. Anderegg:

This letter sets forth the request of DNA Brands, Inc., (the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that DNA Brands, Inc. (the "Company") requests that its Regulation A offering be qualified on Friday, October 29, 2021, at 3pm Eastern Time, or as soon as practical thereafter.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (561) 654.5722 or Jeff Turner, Esq., of JDT Legal, PLLC at (801) 810-4465. Thank you for your attention to this matter.

Yours Truly,

/s/ Adrian McKenzie-Patasar

Adrian McKenzie-Patasar